# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bending Spoons S.p.A., CIK 0002004711
CUSIP: T19377109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: VIA NINO BONNET 10, MILAN, Italy (L6), 20154
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002141041

## Reporting persons
- Ferrari Luca: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 82,789,665; shared voting power 0; sole dispositive power 82,789,665; shared dispositive power 0; aggregate amount beneficially owned 82,789,665 (20.1% of the class)

## Item 1. Issuer
Name of issuer: Bending Spoons S.p.A.
Address of issuer's principal executive offices: VIA NINO BONNET 10, MILAN, ITALY, 20154

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Luca Ferrari (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is c/o Bending Spoons S.p.A., Via Nino Bonnet 10, Milan, Italy, 20154.
Citizenship: The Reporting Person is a citizen of Italy.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Ordinary Shares of the Issuer ("Ordinary Shares") as of September 30, 2026, based upon 330,312,800 Ordinary Shares outstanding as of October 23, 2026, as disclosed by the Issuer.

The Reporting Person is the record holder of (i) 644,175 Ordinary Shares and (ii) 82,145,490 Ordinary Shares underlying Class A Shares of the Issuer. Each Class A Share is convertible at any time into one Ordinary Share upon request of the holder.
Percent of class: 20.1%
Sole power to vote or to direct the vote: 82,789,665
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 82,789,665
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 24 - Power of Attorney.

## Signatures
- Ferrari Luca: /s/ Elena Biancotto, Attorney-in-Fact, Elena Biancotto (11/11/2026)